ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04 MAR -2 AM 7:21

04010184

19 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per [signature]

Andrew Geddes
Corporate Communications

encls

04 MAR -2 AM 7:21

ventracor

asx announcement

Ventracor Limited - 100 Day Review By New CEO Colin Sutton PhD

Sydney, 19 February 2004: Ventracor Limited (ASX:VCR) is hitting its commercialisation milestones and moving closer to a global trial of its cardiac assist device, Chief Executive Dr Colin Sutton, said today.

In a review of his first 100 days since his appointment on 11 November 2003, Dr Sutton said the company had thoroughly reviewed its clinical and regulatory affairs strategy and he was very confident Ventracor could successfully navigate the international regulatory process and begin making sales that will confirm its business model.

"We are well positioned to take the VentrAssist™ left ventricular assist system (LVAS) to major overseas markets. Its advanced pump design places this product technologically ahead of our competitors and our chief focus is on bringing the product to market in the shortest possible time," Dr Sutton said.

Dr Sutton said the technical risk involved in the VentrAssist™ project had been substantially reduced now that Ventracor had demonstrated a successful transition from animal testing to clinical use.

"Ventracor is now seeking to move from the current Pilot Trial to a Pivotal Trial to test the safety and efficacy of the VentrAssist™ in a wider range of patients as soon as possible.

"The Pivotal Trial will support our application for CE Mark and permission to sell in Europe. It will begin when we believe we have sufficient safety data available from all implanted patients taking part in the current Pilot Trial. It will be conducted at hospitals in Australia and New Zealand under a protocol developed in conjunction with our European notified body," Dr Sutton said.

"Surgeons at The Alfred hospital in Melbourne have implanted five patients with the VentrAssist™ and four of these recipients, all who had been gravely ill with end-stage heart failure, have done remarkably well. Sadly, a third patient succumbed to an unrelated pre-existing condition but this was not a reflection on the performance of the VentrAssist™ system," he said.

Ventracor Limited 126 Greville Street Chatswood NSW 2067 Australia
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372

Ventracor recently concluded a series of international and national investment roadshows which were very well received. As well as presenting to a broad range of Australian institutional investors and brokers in December, Dr Sutton and co-inventor Dr John Woodard met with institutional investors and analysts in Hong Kong, Frankfurt, London and New York earlier this month.

"We were impressed with the depth of understanding and support of our business among the overseas investment community," Dr Sutton said.

"Ventracor will continue to build close relationships and strategic alliances with international investors where there is an increasing appreciation of the huge potential for VentrAssist™", he said.

Dr Sutton outlined other major achievements of the past 100 days, including:

- an orderly transition and establishment of a strong collaborative management team
- tightened management structure and a clarification of roles and responsibilities with the appointment of additional senior officers
- a decision to base manufacturing of the VentrAssist™ in Australia and to bring in-house all critical operations and processes
- ensuring Ventracor is ready for commercial production and regulatory audits (including the FDA) through reviewing and revising the quality system
- major updating and redevelopment of the Sydney facilities to ensure full compliance with Good Manufacturing Practice (GMP).

"Ventracor will maintain open communications with all investors whilst at all times respecting the privacy and dignity of our patients," Dr Sutton said.

"We are keeping the global medical community fully informed of the clear advantages of VentrAssist™ and its potential for hundreds of thousands of heart failure patients worldwide.

"Ventracor's strategic vision is to become the world's pre-eminent supplier of cardiac assist systems. I believe we have made substantial progress towards achieving this goal," he said.

For further information, please contact:

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3100

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3100